Confidential
January 13, 2023
Ms. Li Xiao
Ms. Angela Connell
Mr. Jimmy McNamara
Mr. Jason Drory
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
YishengBio Co., Ltd (CIK No. 0001946399)
Response to the Staff’s Comments on
Registration Statement on Form F-4
Filed on December 28, 2022
File No. 333-269031

Dear Ms. Li Xiao, Ms. Connell, Mr. McNamara and Mr. Drory,
On behalf of our client, YishengBio Co., Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2023 on the Company’s registration statement on Form F-4 filed with the Commission on December 28, 2022. Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 to the registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.
To facilitate your review, we will separately send to you via email today a copy of the Registration Statement, marked to show changes to the registration statement on Form F-4 filed on December 28, 2022, and will, upon your request, deliver paper copies of the same to you.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2022, page 55
1.
Please remove your presentation for the Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2022 since it is no longer included in your unaudited pro forma condensed combined financial information section starting at page 329.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 329
2.
Please address the following comments related to your pro forma presentations:

•
Explain to us why you used Summit financial statements as of and for the interim and full fiscal periods ended June 30, 2022 as the pro forma historical balances, even though both companies have updated their financial statements periods to September 30, 2022. Refer to Rule 11-02(c)(3) of Regulation S-X. Revise if necessary.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 327 of the Registration Statement.
•
Explain why you have reverted to characterizing the business combination as a reverse recapitalization, despite the revisions made in response to comment 42 in our letter dated October 30, 2022.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 335 of the Registration Statement.
•
We note your response to our prior comment 7 and your revisions to reclassify both the public warrants and private placement warrants from liability to equity. Please note that our prior comment was specific to the public warrants only. If you believe the private placement warrants should also be reclassified to equity in your pro forma financial statements, please provide us with your analysis under ASC 815-40. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. We also refer you to the April 2021 Staff Statement on Accounting and Reporting Considerations for Warrants Issued by SPACs.

RESPONSE:   In response to the Staff’s comment, the Company has reclassified the 10,000,000 public warrants as equity and 6,000,000 private placement warrants as liability on page 330 of the Registration Statement.
The guidance provides an exception where a warrant would not be precluded from equity classification if net cash settlement of the warrant is only required in circumstances when all holders of the equity shares underlying the warrant would also receive cash in exchange for their equity shares. Combined ASC 815-40-55-2 through 55-5 with description in Section 4.5 of the Warrant Agreement, the Company has reclassified the 10,000,000 public warrants as equity.
Referring to the April 2021 Staff Statement on Accounting and Reporting Considerations for Warrants Issued by SPACs, the warrants included provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares, OCA staff concluded that, in this fact pattern, such a provision would preclude the warrants from being indexed to the entity’s stock, and thus the warrants should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings. Therefore, the Company reclassified 6,000,000 private warrants as liability.
•
As a related matter, since the public warrants would have been equity classified upon the consummation of the business combination, please tell us how you have considered whether their related fair value changes as presented in the pro forma statement of operations should have also been eliminated giving effect as if the business combination had occurred at the beginning of the statement of operation periods.

RESPONSE:   In response to the Staff’s comment, the Company has eliminated the fair value changes for public warrants as presented in the pro forma statement of operations and retained earnings as presented in the pro forma balance sheet as if the business combination had occurred at the beginning of the statement of operation periods.
•
Lastly, please revise to also present the net loss per share information for the fiscal year ended March 31, 2022 in the table under Note 4 Net Loss per Share at page 339.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on page 338 of the Registration Statement.
YishingBio Co., Ltd Unaudited Condensed Consolidated Statements of Cash Flows, page F-84
3.
Please revise your balances for the net decrease in cash and restricted cash to include the effect of foreign exchange rate on cash.

RESPONSE:   In response to the Staff’s comment, the Company has revised the disclosure on pages F-47 and F-84 of the Registration Statement.
***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.
Very truly yours,
/s/ Dan Ouyang
Dan Ouyang
Enclosures
cc:
Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio Co., Ltd
Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.
Will H. Cai, Esq., Cooley LLP
Yiming Liu, Esq., Cooley LLP
Timothy Pitrelli, Esq., Cooley LLP
Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP